June 12, 2009

Mr. Marc D. Thomas
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
File No. 1-13219

Dear Mr. Thomas:

                    This letter sets forth the response of Ocwen Financial Corporation (the Company) to the comments contained in a letter from you dated June 4, 2009 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009.

                    Set forth below is the Company’s response to the comments raised in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form 10-K for the Fiscal Year Ended December 31, 2008:

Notes to the Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Mortgage Servicing Fees and Advances, page F-11

1.

The staff notes the significant increase in loan modifications made during fiscal 2008 and into fiscal 2009. So that we may have a better understanding of the Company’s contractual funding obligations under the servicing and/or subservicing agreements please address the following:

	•	Specifically address the process the Company undertakes in determining whether they have the right to cease making payments for each of the different types of required advances;

	•	Address where these rights are specified;

•

Tell us why each of the different types of advances are considered to be of a higher priority (i.e. top of the waterfall) when determining how the loan proceeds from the various loan pools are to be distributed;

Ocwen Financial Corporation
1661 Worthington Road, Suite 100, West Palm Beach, FL 33409
Mail to: P. O. Box 24737, West Palm Beach, FL 33416-4737

•	Tell us whether there have been any disputes between the Company and the investment trusts regarding payments;

•

Tell us whether there have been any “shortfalls” after taking into consideration all reimbursements from payments, repayments and liquidation proceeds. Tell us the amount of these shortfalls recognized in each of the reporting periods presented. As part of your response address the disclosure that payments can be made from the proceeds received on other loan pools.

Response

          The Company services mortgage loans through its subsidiary, Ocwen Loan Servicing, LLC (“Ocwen”). Ocwen’s obligations to make delinquency advances or servicing advances (collectively, “advances”) are set forth in the servicing agreement or similar agreement (collectively, “servicing agreements”) governing the servicing of the mortgage loans covered by that agreement. Some servicing agreements require that Ocwen only make servicing advances and other servicing agreements, including those related to securitization transactions, require Ocwen to make servicing advances and delinquency advances. The servicing agreements typically provide that the servicer is not required to make an advance if the servicer determines in its good faith judgment that the advance would not be ultimately recoverable from the related mortgagor or from liquidation, insurance or other proceeds received with respect to the related mortgage loan. Ocwen’s determination of whether an advance is “nonrecoverable” is generally based on a proprietary cash flow projection model used by Ocwen in projecting future collections on the related mortgage loan, which model takes into account a number of different factors that vary depending on the characteristics of the mortgage loan.

          The servicing agreements set forth the priority by which amounts received on the mortgage loans are allocated. In general, most servicing agreements provide that the servicer is entitled to be reimbursed for advances from collections received on the related mortgage loan prior to such collections being remitted to the investor/owner of the mortgage loan. In addition, when a previously made advance is determined to be nonrecoverable the servicing agreements generally provide that the servicer is entitled to be reimbursed from collections received on the other mortgage loans subject to the same servicing agreement. The reimbursement of the servicer for outstanding advances prior to the remittance to the investor is consistent with the basic purpose of advances, which is to provide liquidity for the pool of loans, but not a source of credit for the pool.

          The Company is not aware of any disputes with the investment trusts regarding these advances or the recovery thereof.

          For each of the years ended December 31, 2008, 2007 and 2006, and the three months ended March 31, 2008, the amount of nonrecoverable advances recognized as an expense was less than 0.1% of total advances (comprising Advances and Match Funded Advances) and less than 0.2% of Total operating expenses. For the three months ended March 31, 2009 the amount of nonrecoverable advances recognized as an expense was less than 0.1% of total advances and 1.2% of Total operating expenses.

          The Company notes that its disclosure states, in part, that advances “may be recovered from pool level proceeds.” The Company will clarify its disclosure beginning with its Form 10-Q for the Fiscal Quarter Ended June 30, 2009. The Company expects to revise its current disclosure using language such as that provided in Attachment A to this letter.

2.

As a related matter, please revise your disclosure in future filings to clearly disclose how you evaluate advances for collectibility and discuss the specific terms of the trust agreements that mitigate your risk of loss. In addition, specifically disclose your accounting policy and loss mitigation techniques related to those trusts for which you do not have the authority to stop making advances when borrowers cease making payments.

Response

          The Company notes the Staff’s request to revise its disclosures prospectively. The Company will disclose that collectibility is assessed using the previously described proprietary cash flow projection model. The Company notes that the referenced disclosure currently describes how the risk of loss is mitigated by the right to recover advances from the proceeds from specific loans as well as, in a majority of instances, from proceeds from the entire pool of loans before other cash payments may be made from the loan or pool proceeds.

          As indicated in the response to comment 1, the Company expects to revise its current disclosure beginning with its Form 10-Q for the Fiscal Quarter Ended June 30, 2009 using language such as that provided in Attachment A to this letter.

Note 7 – Match Funded Advances, page F-22

3.

We note your disclosure that the holders of the debt issued by the SPEs generally can look only to the assets of the issuer for satisfaction of the debt and have no recourse against the company (with the exception of the match funded facility guaranteed by OLS). Given the significance of your match funded advances to your total assets, please revise your disclosure in future filings to clarify whether you have any exposure to losses realized on these advances and if so, to what extent.

Response

          The Company notes the Staff’s request to clarify its disclosures prospectively. The Company will clarify its disclosure by stating that the risk of loss for Match funded advances is limited to the disclosed guarantee and the equity invested in these SPEs. The Company will make this clarification beginning with its Form 10-Q for the Fiscal Quarter Ended June 30, 2009.

Acknowledgement

                    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Commission staff comments or changes to the disclosure in the Company’s filings reviewed by Commission staff do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

                    If you have any questions or comments please call me at (561) 682-8367 or Daniel J. Seguine, Vice President and Chief Accounting Officer, at (561) 682-7275 at your earliest convenience.

Respectfully,

/s/ David J. Gunter

David J. Gunter Executive Vice President and Chief Financial Officer

Cc:	William C. Erbey, Chairman and Chief Executive Officer
Paul A. Koches, Executive Vice President and General Counsel
Daniel J. Seguine, Vice President and Chief Accounting Officer

Attachment A

Example of Expected Disclosure Language

Note 1 – Summary of Significant Accounting Policies
Mortgage Servicing Fees and Advances

We earn fees for servicing mortgage loans. We collect servicing fees, generally expressed as a percent of unpaid principal balance, from the borrowers’ payments. We also include late fees, prepayment penalties, float earnings and other ancillary fees in servicing income. We recognize servicing fees when the fees are earned which is generally when the borrowers’ payments are collected.

During any period in which the borrower does not make payments, most of our servicing agreements require that we advance our own funds to meet contractual principal and interest remittance requirements for the investors, pay property taxes and insurance premiums and process foreclosures. We also advance funds to maintain, repair and market foreclosed real estate properties on behalf of investors. These advances are made pursuant to the terms of each servicing contract. Each servicing contract is associated with specific loans, identified as a pool.

When we make an advance on a loan under each servicing contract, we are entitled to recover that advance from either the borrower, for reinstated and performing loans, or from investors, for foreclosed loans. Most of our servicing contracts provide that the advances made under the respective agreement have priority over all other cash payments from the proceeds of the loan, and in the majority of cases, the proceeds of the pool of loans, which are the subject of that servicing contract. As a result, we are entitled to repayment from loan proceeds before any interest or principal is paid on the bonds, and in the majority of cases, advances in excess of loan proceeds may be recovered from pool level proceeds.

We record a charge to earnings to the extent that advances are uncollectible under the provisions of each servicing contract, taking into consideration historical loss and delinquency experience, length of delinquency and the amount of the advance. However, we are generally only obligated to advance funds to the extent that we believe the advances are recoverable from expected proceeds from the loan. We assess collectibility using proprietary cash flow projection models which incorporate a number of different factors, depending on the characteristics of the mortgage loan or pool, including, for example, time to a foreclosure sale, estimated costs of foreclosure action, future property tax payments and the value of the underlying property net of carrying costs, commissions and closing costs.